Rule 424(b)(3)
                                                     Registration Nos. 333-69427

               AMERICAN BAR ASSOCIATION MEMBERS RETIREMENT PROGRAM

                          UNITS OF BENEFICIAL INTEREST

        AMERICAN BAR ASSOCIATION MEMBERS / STATE STREET COLLECTIVE TRUST


                  Prospectus Supplement Dated January 12, 2001
                       to Prospectus Dated April 14, 2000





INTRODUCTION

                  This supplement to the Prospectus dated April 14, 2000 (the "Prospectus") for units of beneficial interest in the American Bar Association Members/State Street Collective Trust (the "Collective Trust") describes a ten for one split in the units of the Growth Equity Fund.

                  Terms not defined in this supplement that are defined in the Prospectus have the same meaning given to them in the Prospectus. This supplement should be read together with the Prospectus, which either accompanies this supplement or has previously been sent to you. Upon written or oral request, State Street will provide you with a copy of the Prospectus without charge. Direct your request for a Prospectus to State Street Bank and Trust Company, Attention ABRA Customer Service, Post Office Box 9109, Boston, Massachusetts 02209-9109; telephone number (800) 348-2272.

GROWTH EQUITY FUND UNIT VALUE

                  State Street will implement a ten for one split of units of the Growth Equity Fund effective February 2, 2001. As of the close of business on that day, each unit outstanding will become ten units of the Growth Equity Fund and the closing net asset value of each unit will be reduced to one-tenth (1/10) of its value prior to the split. The aggregate value of a participant's investment in the Growth Equity Fund will not change as a result of the unit split. The following table provides information regarding the income, expenses and capital changes for the Growth Equity Fund on a per unit basis after giving effect to the unit split and should be read instead of the table on page 11 of the Prospectus.

Growth Equity Fund:*

                           For the Period                                 Year ended December 31,
                           January 2,
                           1992** to
                           December 31,
                                        -------------------------------------------------------------------------------------------
                                  1992     1993        1994         1995        1996         1997        1998         1999

Investment income..........       $.32     $.32        $.35         $.39        $.51         $.41        $.43         $ .47
Net expenses...............       (.15)    (.15)       (.16)        (.19)       (.22)        (.26)       (.30)         (.33)
Net investment income......        .17      .17         .19          .20         .29          .15         .13           .14
Net realized and unrealized
  gain on investments......         30     1.30         .06         5.77        4.61         8.00       13.63         16.53

Net increase in unit
  Value...................         .47     1.47         .25         5.97        4.90         8.15       13.76         16.67
Net asset value at
  Beginning of period.....       14.77    15.24       16.71        16.96       22.93        27.83       35.98         49.74
Net asset value at end
  of period................     $15.24   $16.71      $16.96       $22.93      $27.83       $35.98      $49.74        $66.41

Ratio of net expenses to
  Average net assets......    1.01%***     .96%        .95%         .92%        .88%         .80%        .71%         .59%#

Ratio of net investment
  Income to average net assets
 ..........................   1.22%***    1.03%       1.12%         .98%       1.13%         .48%        .32%          .26%

Portfolio turnover.........    46%****      82%         59%          60%         64%          88%         46%           46%


Total return...............  3.22%****    9.60%       1.49%       35.23%      21.37%       29.31%      38.24%        33.51%
Net assets at end of
 period (in thousands).....   $427,933 $471,398    $479,435     $637,834    $752,798     $967,854  $1,297,827    $1,710,609

*        The Growth Equity Fund changed advisors in June 1997.
**       Commencement of operations.
***      Ratios annualized.
****     Not annualized.
# Reflects the reimbursement of expenses by State Street. If these expenses had not been reimbursed, the annualized ratio of net expenses to average net assets would have been .59%. See Note 3 of the Notes to Financial Statements included in the Prospectus.